SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 14)

Hyatt Hotels Corporation

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

448579102

(CUSIP Number)

Michael A. Pucker, Esq.

Cathy A. Birkeland, Esq.

Latham & Watkins LLP

330 N. Wabash Avenue, Suite 2800

Chicago, Illinois 60611

(312) 876-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

(Continued on following pages)

(Page 1 of 16 Pages)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 448579102	13D	Page 2 of 16 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) UDQ Private Trust Company, LLC, solely as trustee of the trust listed on Appendix A -1.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,090,620*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,090,620*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,090,620*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 11.9%
14.	Type of Reporting Person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of July 31, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 143,088,958 shares of Common Stock outstanding as of July 31, 2015. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 15.1% of the total voting power of the Common Stock as of July 31, 2015. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of July 31, 2015, which is comprised of 33,459,996 shares of Class A Common Stock and 109,628,962 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 3 of 16 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) GHHC, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,090,620*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,090,620*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,090,620*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 11.9%
14.	Type of Reporting Person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of July 31, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 143,088,958 shares of Common Stock outstanding as of July 31, 2015. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 15.1% of the total voting power of the Common Stock as of July 31, 2015. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of July 31, 2015, which is comprised of 33,459,996 shares of Class A Common Stock and 109,628,962 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 4 of 16 Pages

1.

Names of Reporting Persons

I.R.S. Identification Nos. of Above Persons (Entities Only)

Gigi Pritzker Pucker, individually and as trustee of UDQ Trust, solely in such trust’s capacity as the member of UDQ Private Trust Company, LLC

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,090,620*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,090,620*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,090,620*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 11.9%
14.	Type of Reporting Person IN; OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of July 31, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 143,088,958 shares of Common Stock outstanding as of July 31, 2015. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 15.1% of the total voting power of the Common Stock as of July 31, 2015. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of July 31, 2015, which is comprised of 33,459,996 shares of Class A Common Stock and 109,628,962 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 5 of 16 Pages

1.

Names of Reporting Persons

I.R.S. Identification Nos. of Above Persons (Entities Only)

CIBC Trust Company (Bahamas) Limited, not individually, but solely as trustee of the trusts listed on Appendix A-2.

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bahamian International Business Company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,747,016*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,747,016*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,747,016*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 1.2%
14.	Type of Reporting Person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of July 31, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 143,088,958 shares of Common Stock outstanding as of July 31, 2015. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 1.5% of the total voting power of the Common Stock as of July 31, 2015. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of July 31, 2015, which is comprised of 33,459,996 shares of Class A Common Stock and 109,628,962 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 6 of 16 Pages

EXPLANATORY NOTE: This Amendment No. 14 to Schedule 13D (“Amendment No. 14”) relates to the Class A Common Stock, $0.01 par value per share, of Hyatt Hotels Corporation, a Delaware corporation (the “Issuer”), which has its principal executive office at 71 South Wacker Drive, 12th Floor, Chicago, Illinois 60606. This Amendment No. 14 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Issuer on August 26, 2010 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on September 8, 2010 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed by the Reporting Persons on May 18, 2011 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed by the Reporting Persons on November 29, 2011 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D filed by the Reporting Persons on January 4, 2012 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D filed by the Reporting Persons on December 4, 2012 (“Amendment No. 5”), Amendment No. 6 to Schedule 13D filed by the Reporting Persons on December 18, 2012 (“Amendment No. 6”), Amendment No. 7 to Schedule 13D filed by the Reporting Persons on May 17, 2013 (“Amendment No. 7”), Amendment No. 8 to Schedule 13D filed by the Reporting Persons on June 6, 2013 (“Amendment No. 8”), Amendment No. 9 to Schedule 13D filed by the Reporting Persons on June 21, 2013 (“Amendment No. 9”), Amendment No. 10 to Schedule 13D filed by the Reporting Persons on September 6, 2013 (“Amendment No. 10”), Amendment No. 11 to Schedule 13D filed by the Reporting Persons on December 2, 2013 (“Amendment No. 11”), Amendment No. 12 to Schedule 13D filed by the Reporting Persons on January 3, 2014 (“Amendment No. 12”) and Amendment No. 13 to Schedule 13D filed by the Reporting Persons on March 4, 2015 (“Amendment No. 13”). The Original Schedule 13D, as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12 and Amendment No. 13, is referred to as the “Schedule 13D.” All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein. Only those items amended are reported herein.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is amended by deleting the first paragraph thereof and replacing such paragraph with the following:

(a)-(c) This Schedule 13D is being filed by UDQ Private Trust Company, LLC, solely in the capacity as trustee of the trust listed on Appendix A-1; GHHC, L.L.C.; Gigi Pritzker Pucker, individually and as trustee of UDQ Trust, solely in such trust’s capacity as the member of UDQ Private Trust Company, LLC; and CIBC Trust Company (Bahamas) Limited, solely in the capacity as trustee of the trusts listed on Appendix A-2 (the “Non-U.S. Trustee”) (together, the “Reporting Persons”).

CUSIP No. 448579102	13D	Page 7 of 16 Pages

Item 2 of the Schedule 13D is amended by deleting the second paragraph thereof and replacing such paragraph with the following:

The address of the principal business and principal office of UDQ Private Trust Company, LLC is 101 South Reid Street, Suite 307 (Office 314-UDQ), Sioux Falls, South Dakota 57103. The address of the principal business and principal office of GHHC, L.L.C. is 71 South Wacker Drive, 47th Floor, Chicago, Illinois 60606. The address of the principal business and principal office of Gigi Pritzker Pucker is 71 South Wacker Drive, 47th Floor, Chicago, Illinois 60606. The address of the principal business and principal office of the Non-U.S. Trustee is Goodman’s Bay Corporate Center, West Bay Street, P.O. Box N-3933, Nassau, Bahamas.

Item 2 of the Schedule 13D is amended by deleting the third paragraph thereof and replacing such paragraph with the following:

UDQ Private Trust Company, LLC, GHHC, L.L.C., UDQ Trust and the Non-U.S. Trustee are principally engaged in the business of investing the assets of the trusts for the benefit of the beneficiaries of such trusts. Gigi Pritzker Pucker is the chief executive officer of Odd Lot Entertainment, LLC, a film production and financing company. The address of Odd Lot Entertainment, LLC is 2049 Century Park E #1940, Los Angeles, California 90067.

Item 2 of the Schedule 13D is amended and supplemented as follows:

The Reporting Persons have entered into a Joint Filing Agreement, dated as of September 2, 2015, a copy of which is attached as Exhibit 17 to this Amendment No. 14.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented as follows:

On August 31, 2015, Edward W. Rabin resigned as trustee of the trust listed on Appendix A-1 hereto and UDQ Private Trust Company, LLC was appointed as trustee of such trust. Because Edward W. Rabin has resigned as trustee of the trust listed on Appendix A-1 hereto, he is no longer a reporting person for the shares of Class B Common Stock directly held by GHHC, L.L.C., of which such trust is the controlling member. No consideration was paid in connection with the appointment of UDQ Private Trust Company, LLC as trustee of the trust listed on Appendix A-1 hereto and such appointment constitutes a “Permitted Transfer” as defined under the Issuer’s Amended and Restated Certificate of Incorporation and, accordingly, the shares of Class B Common Stock directly held by GHHC, L.L.C., of which the trust listed on Appendix A-1 hereto is the controlling member, remain shares of Class B Common Stock following the appointment of UDQ Private Trust Company, LLC as trustee of such trust.

CUSIP No. 448579102	13D	Page 8 of 16 Pages

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

On August 31, 2015, Edward W. Rabin resigned as trustee of the trust listed on Appendix A-1 hereto and UDQ Private Trust Company, LLC was appointed as trustee of such trust. Because Edward W. Rabin has resigned as trustee of the trust listed on Appendix A-1 hereto, he is no longer a reporting person for the shares of Class B Common Stock directly held by GHHC, L.L.C., of which such trust is the controlling member. No consideration was paid in connection with the appointment of UDQ Private Trust Company, LLC as trustee of the trust listed on Appendix A-1 hereto and such appointment constitutes a “Permitted Transfer” as defined under the Issuer’s Amended and Restated Certificate of Incorporation and, accordingly, the shares of Class B Common Stock directly held by GHHC, L.L.C., of which the trust listed on Appendix A-1 hereto is the controlling member, remain shares of Class B Common Stock following the appointment of UDQ Private Trust Company, LLC as trustee of such trust.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)-(b) As of the date hereof, the Reporting Persons in the aggregate may be deemed to be the beneficial owners of 18,837,636 shares of Class B Common Stock beneficially owned by the Reporting Persons. Based on the number of shares of Class B Common Stock outstanding as of July 31, 2015, the number of shares of Class B Common Stock beneficially owned by the Reporting Persons represents 17.2% of the total number of shares of Class B Common Stock outstanding. Based on the number of shares of Common Stock outstanding as of July 31, 2015, the number of shares of Common Stock beneficially owned by the Reporting Persons represents 13.2% of the total number of shares of Common Stock outstanding and 16.7% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Schedule A attached to this Amendment No. 14 amends and restates, in its entirety, Schedule A attached to the Schedule 13D. Schedule A attached to this Amendment No. 14 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by each Reporting Person.

GHHC, L.L.C. is a member-managed Delaware limited liability company and directly holds 17,090,620 shares of Class B Common Stock. UDQ Private Trust Company, LLC is a manager-managed South Dakota limited liability company and the trustee of the trust listed on Appendix A-1, which is the controlling member of GHHC, L.L.C., and in such capacity may be deemed to beneficially own such shares of Class B Common Stock. UDQ Trust is the sole member of UDQ Private Trust Company, LLC and in such capacity may be deemed to beneficially own such shares of Class B Common Stock. Gigi Pritzker Pucker is the trustee of UDQ Trust and in such capacity may, for the

CUSIP No. 448579102	13D	Page 9 of 16 Pages

purposes hereof, be deemed to beneficially own such shares of Class B Common Stock. The investment decisions of UDQ Private Trust Company, LLC are made by the Trust Committee of its board of managers, consisting of Gigi Pritzker Pucker, Michael A. Pucker, Mark S. Hoplamazian, Edward W. Rabin, Glen Miller and Mary A. Akkerman. The voting decisions of UDQ Private Trust Company, LLC are made by the independent members of the Trust Committee, consisting of Mark S. Hoplamazian, Edward W. Rabin, Glen Miller and Mary A. Akkerman. The members of the Trust Committee disclaim beneficial ownership as a result of serving on the Trust Committee

The resignation of Edward W. Rabin and the appointment of UDQ Private Trust Company, LLC did not impact the number of shares or the percentage of the Common Stock beneficially owned by the Pritzker Family Group.

Based solely on the information contained in the Issuer’s Current Report on Form 8-K, filed on May 13, 2015, a Separately Reporting Group Member entered into purchase and sale agreements with the Issuer on May 8, 2015, pursuant to which the Issuer agreed to repurchase an aggregate of 1,026,501 shares of Class B Common Stock from the Separately Filing Group Member for $58.451 per share. The transactions closed on May 11 and May 12, 2015.

Based solely on the information contained in the Schedule 13Ds, as amended, filed by the Separately Filing Group Members, as of the date hereof, the Pritzker Family Group in the aggregate may be deemed to be the beneficial owners of 24,530 shares of currently issued Class A Common Stock and 84,516,876 shares of Class A Common Stock issuable upon conversion of 84,516,876 shares of Class B Common Stock beneficially owned by the Pritzker Family Group. The number of shares of Class A Common Stock beneficially owned by the Pritzker Family Group and currently issued represents less than 0.1% of the total number of shares of Class A Common Stock outstanding, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock. The number of shares of Class B Common Stock beneficially owned by the Pritzker Family Group represents 77.1% of the total number of shares of Class B Common Stock outstanding. The number of shares of Common Stock beneficially owned by the Pritzker Family Group represents 59.1% of the total number of shares of Common Stock outstanding and 74.8% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Schedule B attached to this Amendment No. 14 amends and restates, in its entirety, Schedule B attached to the Schedule 13D. Schedule B attached to this Amendment No. 14 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by the Reporting Persons and each Separately Filing Group Member. All information with regard to the Separately Filing Group Members is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

CUSIP No. 448579102	13D	Page 10 of 16 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented as follows:

On August 31, 2015, UDQ Private Trust Company, LLC, as trustee of F.L.P. Trust #14 and Gigi Pritzker Pucker, as trustee of UDQ Trust, each executed a joinder to, and thereby became subject to the provisions of, each of the Global Hyatt Agreement and the Foreign Global Hyatt Agreement.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit 17	Joint Filing Agreement, dated as of September 2, 2015, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 2, 2015

UDQ Private Trust Company, LLC, solely as trustee of the trust listed on Appendix A-1.

By:	/s/ Mary A. Akkerman
Mary A. Akkerman
President

GHHC, L.L.C.

By:	/s/ Mary A. Akkerman
Mary A. Akkerman
President

/s/ Gigi Pritzker Pucker
Gigi Pritzker Pucker, not individually, but solely in the capacity as trustee of UDQ Trust, solely in such trust’s capacity as the member of UDQ Private Trust Company, LLC

/s/ Gigi Pritzker Pucker
Gigi Pritzker Pucker, individually

CIBC Trust Company (Bahamas) Limited, solely as trustee of the trusts listed on Appendix A-2.

By:	/s/ Schevon Miller
Authorized Signatory*

By:	/s/ Linda Williams
Authorized Signatory*

*	A Secretary’s Certificate evidencing the authority of such persons to sign and file this Amendment No. 14 on behalf of CIBC Trust Company (Bahamas) Limited was previously filed as Exhibit 16 to the Schedule 13D and is incorporated by reference herein.

[Signature Page to Amendment No. 14 to Schedule 13D]

CUSIP No. 448579102	13D	Page 12 of 16 Pages

Appendix A-1

Trust Name	Jurisd. of Org.
F.L.P. Trust #14	South Dakota

CUSIP No. 448579102	13D	Page 13 of 16 Pages

Appendix A-2

Trust Name	Jurisd. of Org.
Trust 551-E	Bahamas
Trust 1740-E	Bahamas
Trust 1740-F	Bahamas
Trust 1740-G	Bahamas
Trust 1740-H	Bahamas

CUSIP No. 448579102	13D	Page 14 of 16 Pages

Schedule A

Certain Information Regarding the

Reporting Persons1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Name of Beneficial Owner	Shares	% of Class A	Shares	% of Class B
UDQ Private Trust Company, LLC, solely in the capacity as trustee of the trust listed on Appendix A-1.[6]	—	—	17,090,620	15.6%	11.9%	15.1%
GHHC, L.L.C.[6]	—	—	17,090,620	15.6%	11.9%	15.1%
Gigi Pritzker Pucker, individually and as trustee of UDQ Trust, solely in such trust’s capacity as the member of UDQ Private Trust Company, LLC[6]	—	—	17,090,620	15.6%	11.9%	15.1%
CIBC Trust Company (Bahamas) Limited, solely in the capacity as trustee of the trusts listed on Appendix A-2.	—	—	1,747,016	1.6%	1.2%	1.5%

[1]	All references to the number of shares outstanding are as of July 31, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015.
[2]	The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 33,459,996 shares of the Class A Common Stock outstanding as of July 31, 2015, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.
[3]	The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 109,628,962 shares of Class B Common Stock outstanding as of July 31, 2015.
[4]	The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 33,459,996 shares of Class A Common Stock and 109,628,962 shares of Class B Common Stock outstanding as of July 31, 2015.
[5]	With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of July 31, 2015, which is comprised of 33,459,996 shares of Class A Common Stock and 109,628,962 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.
[6]	GHHC, L.L.C. is a member-managed Delaware limited liability company and directly holds 17,090,620 shares of Class B Common Stock. UDQ Private Trust Company, LLC is a manager-managed South Dakota limited liability company and the trustee of the trust listed on Appendix A-1, which is the controlling member of GHHC, L.L.C., and in such capacity may be deemed to beneficially own such shares of Class B Common Stock. UDQ Trust is the sole member of UDQ Private Trust Company, LLC and in such capacity may be deemed to beneficially own such shares of Class B Common Stock. Gigi Pritzker Pucker is the trustee of UDQ Trust and in such capacity may, for the purposes hereof, be deemed to beneficially own such shares of Class B Common Stock. The investment decisions of UDQ Private Trust Company, LLC are made by the Trust Committee of its board of managers, consisting of Gigi Pritzker Pucker, Michael A. Pucker, Mark S. Hoplamazian, Edward W. Rabin, Glen Miller and Mary A. Akkerman. The voting decisions of UDQ Private Trust Company, LLC are made by the independent members of the Trust Committee, consisting of Mark S. Hoplamazian, Edward W. Rabin, Glen Miller and Mary A. Akkerman. The members of the Trust Committee disclaim beneficial ownership as a result of serving on the Trust Committee.

CUSIP No. 448579102	13D	Page 15 of 16 Pages

Schedule B

Certain Information Regarding the

Separately Filing Group Members1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Separately Filing Group Member	Shares	% of Class A	Shares	% of Class B
Trustee of the Non-U.S. Situs Trusts[6]	—	—	882,956	0.8%	0.6%	0.8%
Trustees of the Thomas J. Pritzker Family Trusts and Other Reporting Persons[7]	1,410	*	22,520,767	20.5%	15.7%	19.9%
Trustees of the Nicholas J. Pritzker Family Trusts and Other Reporting Persons[8]	—	—	1,409,437	1.3%	1.0%	1.2%
Trustees of the Jennifer N. Pritzker Family Trusts[9]	8,470	*	2,319,002	2.1%	1.6%	2.1%
Trustees of the Linda Pritzker Family Trusts[10]	—	—	—	—	—	—
Trustees of the Karen L. Pritzker Family Trusts[11]	—	—	8,584,104	7.8%	6.0%	7.6%
Trustees of the Penny Pritzker Family Trusts and Other Reporting Persons[12]	14,650	*	10,465,797	9.5%	7.3%	9.3%
Trustees of the Daniel F. Pritzker Family Trusts[13]	—	—	7,258,877	6.6%	5.1%	6.4%
Trustees of the Anthony N. Pritzker Family Trusts[14]	—	—	6,186,817	5.6%	4.3%	5.5%
Trustees of the Gigi Pritzker Pucker Family Trusts and Other Reporting Persons[15]	—	—	18,837,636	17.2%	13.2%	16.7%
Trustees of the Jay Robert Pritzker Family Trusts[16]	—	—	6,051,483	5.5%	4.2%	5.4%
Pritzker Family Group Totals	24,530	*	84,516,876	77.1%	59.1%	74.8%

*	Less than 1% beneficial ownership

[1]	All references to the number of shares outstanding are as of July 31, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015.
[2]	The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 33,459,996 shares of the Class A Common Stock outstanding as of July 31, 2015, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.
[3]	The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 109,628,962 shares of Class B Common Stock outstanding as of July 31, 2015.
[4]	The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 33,459,996 shares of Class A Common Stock and 109,628,962 shares of Class B Common Stock outstanding as of July 31, 2015.
[5]	With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of July 31, 2015, which is comprised of 33,459,996 shares of Class A Common Stock and 109,628,962 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.
[6]	See the Schedule 13D filed on August 26, 2010, as amended, by the CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
[7]	See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office. Thomas J. Pritzker holds 119,707 stock appreciation rights (“SARs”) that are currently exercisable at an exercise price of $40.96, 127,410 SARs that are currently exercisable at an exercise price of $41.74, 105,450 SARs that are currently exercisable at an exercise price of $41.29, 103,690 SARs that are currently exercisable at an exercise price of $43.44 and 35,047 SARs that are currently exercisable at an exercise price of $49.39. The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not currently determinable and therefore not included in the table above because each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of A Common Stock at the exercise date, which is not determinable until the date of exercise, over the exercise price.

CUSIP No. 448579102	13D	Page 16 of 16 Pages

[8]	See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
[9]	See the Schedule 13D filed on August 26, 2010, as amended, by Charles E. Dobrusin and Harry B. Rosenberg, not individually, but solely as co-trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
[10]	See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
[11]	See the Schedule 13D filed on August 26, 2010, as amended, by Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
[12]	See the Schedule 13D filed on August 26, 2010, as amended, by John Kevin Poorman, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
[13]	See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
[14]	See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
[15]	See the Schedule 13D filed on August 26, 2010, as amended, by Gigi Pritzker Pucker and Edward W. Rabin, not individually, but solely as trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein on, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
[16]	See the Schedule 13D filed on August 26, 2010, as amended, by Thomas J. Muenster, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

Exhibit 17

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D with respect to the Class A Common Stock, $0.01 par value per share, of Hyatt Hotels Corporation beneficially owned by them on a combined basis, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. The undersigned further agree that any amendments to such statement on Schedule 13D shall be filed jointly on behalf of each of them without the necessity of entering into additional joint filing agreements.

The undersigned further agree that each party hereto is responsible for timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

The undersigned shall not be deemed to admit that the undersigned was required to file a statement on Schedule 13D by reason of entering into this Joint Filing Agreement.

This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

When this Joint Filing Agreement is executed by a trustee of a trust, such execution is by the trustee, not individually, but solely as trustee in the exercise of and under the power and authority conferred upon and invested in such trustee, and it is expressly understood and agreed that nothing contained in this Joint Filing Agreement shall be construed as granting any power over a trustee’s individual affairs or imposing any liability on any such trustee personally for breaches of any representations or warranties made hereunder or personally to pay any amounts required to be paid hereunder, or personally to perform any covenant, either express or implied, contained herein. Any liability of a trust or trustee hereunder shall not be a personal liability of any trustee, grantor or beneficiary thereof, and any recourse against a trustee shall be solely against the assets of the pertinent trust.

[Signature Page Follows]

In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of this 2nd day of September, 2015.

UDQ Private Trust Company, LLC, solely as trustee of the trust listed on Schedule 1.

By:	/s/ Mary A. Akkerman
Mary A. Akkerman
President

GHHC, L.L.C.

By:	/s/ Mary A. Akkerman
Mary A. Akkerman
President

/s/ Gigi Pritzker Pucker
Gigi Pritzker Pucker, not individually, but solely in the capacity as trustee of UDQ Trust, solely in such trust’s capacity as the member of UDQ Private Trust Company, LLC

/s/ Gigi Pritzker Pucker
Gigi Pritzker Pucker, individually

CIBC Trust Company (Bahamas) Limited, solely as trustee of the trusts listed on Schedule 2.

By:	/s/ Schevon Miller
Authorized Signatory*

By:	/s/ Linda Williams
Authorized Signatory*

*	A Secretary’s Certificate evidencing the authority of such persons to sign and file this Joint Filing Agreement on behalf of CIBC Trust Company (Bahamas) Limited was previously filed as Exhibit 16 to the Schedule 13D and is incorporated by reference herein.

[Signature Page to Joint Filing Agreement]

Schedule 1

Name of Trust	Jurisd. of Org.
F.L.P. Trust #14	South Dakota

Schedule 2

Name of Trusts	Jurisd. of Org.
Trust 551-E	Bahamas
Trust 1740-E	Bahamas
Trust 1740-F	Bahamas
Trust 1740-G	Bahamas
Trust 1740-H	Bahamas